KPMG
1800 Market Street
Philadelphia, PA  19103-7279

                          Independent Auditors' Consent

     We consent to the incorporation by reference in the Registration Statements (Nos. 333- 58395, 333-68219 and 333-61580) on Form S-8 of Northeast Pennsylvania Financial Corp. of our report dated October 24, 2001, relating to the consolidated statements of financial condition of Northeast Financial Corp. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended September 30, 2001, which report appears in the September 30, 2001, annual report on Form 10-k of Northeast Pennsylvania Financial Corp.

KPMG LLP
Philadelphia, PA
December 21, 2001